245 Summer Street

Fidelity® Investments

Boston, MA 02210

March 1, 2022

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Hanover Street Trust (the trust): File No. 811-03466 Fidelity Emerging Markets Debt Central Fund Fidelity Emerging Markets Debt Local Currency Central Fund (the fund(s)) Amendment No. _63___

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Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the entity is an amendment to the entity’s Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the entity.

This filing includes the following items: cover letter, facing page, Part A(s), Part B(s), and Part C for the fund(s) referenced above.

The fund(s) Part A(s) and Part B(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

 This filing also serves to reflect any applicable Staff comments, and make other non-material changes.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group